UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-36108

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE Gas, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONE Gas, Inc.
15 East Fifth Street
Tulsa, Oklahoma 74103

ONE Gas, Inc. 401(k) Plan

TABLE OF CONTENTS

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and exhibits are filed for the ONE Gas, Inc. 401(k) Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONE Gas, Inc. Audit Committee
ONE Gas, Inc. Benefits Committee and Plan Participants
ONE Gas, Inc.
Tulsa, Oklahoma

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ONE Gas, Inc. 401(k) Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i– Schedule of Assets (Held at End of Year) as of December 31, 2024 is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2014.

/s/ FORVIS MAZARS, LLP

Tulsa, Oklahoma
June 26, 2025

ONE Gas, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023
(In thousands)

	2024	2023

Investments, at fair value	$936,883	$833,445

Receivables:
Employer contributions	9,457	11,189
Notes receivable from participants	21,587	19,149
Total receivables	31,044	30,338
Net assets available for benefits	$967,927	$863,783

See accompanying Notes to Financial Statements.

ONE Gas, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2024
(In thousands)

2024

Investment income:
Net appreciation in fair value of investments	$111,825
Dividends	37,621
Net investment income	149,446

Interest on notes receivable from participants	1,313

Contributions:
Participants	27,907
Employer	30,623
Rollovers	2,879
Total contributions	61,409

Deductions to net assets attributed to:
Benefits paid to participants	(108,024)

Net increase in net assets available for benefits	104,144
Net assets available for benefits, beginning of period	863,783
Net assets available for benefits, end of period	$967,927

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

(1)    Description of Plan

A brief description of the ONE Gas, Inc. 401(k) Plan (the “Plan”) follows and is provided for general information only. Participants should refer to the entire Plan document, as amended, and the Plan’s Summary Plan Description for more complete information.

(a)    General

The Plan is administered by the ONE Gas, Inc. Benefits Committee (the “Plan Administrator”) and is provided for the benefit of the employees of ONE Gas, Inc. (“ONE Gas” or “the Company”).

The Plan is a defined contribution plan and the portion of the Plan that is invested in shares of ONE Gas common stock is intended to be an Employee Stock Ownership Plan (“ESOP”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to comply with ERISA section 404(c), which limits the liability of Plan fiduciaries for any losses incurred as a direct result of Plan participants exercising control over the investments in their Plan accounts.

The Company and/or the ONE Gas, Inc. Benefit Plan Sponsor Committee (the “Sponsor Committee”), in its settlor capacity, generally may modify, amend, or suspend the Plan, or reduce benefits, at any time.

(b)    Participation and Contributions

An eligible employee may begin participation on the first day of the month following or coinciding with employment. There is no minimum service or age requirement, except for temporary employees and interns who generally must complete a year of service before becoming eligible to participate. New eligible employees are automatically enrolled at a six percent pre-tax contribution rate. New employees may elect to opt out of participation in the Plan or contribute a different amount.

Participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 75 percent if certain regulatory contribution limitations are not exceeded. The pre-tax contributions and their earnings are taxable at the time of distribution. Earnings on Roth 401(k) contributions may not be taxable, subject to certain Internal Revenue Service (“IRS”) rules and requirements. In addition to pre-tax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of six percent. Earnings on after-tax contributions are taxable at the time of distribution. Participant eligible rollovers are allowed into the Plan from other qualified plans.

Participants age 50 and older before the end of the calendar year may make additional pre-tax or Roth 401(k) catch-up contributions. The maximum annual elective deferral limit allowed in 2024 was $23,000, and the maximum catch-up contribution allowed was $7,500.

Participants are eligible for Company matching contributions immediately upon enrollment in the Plan. The Company matches pre-tax, Roth 401(k), catch-up contributions and/or after-tax contributions, up to a combined maximum of six percent of eligible compensation per payroll period.

The following groups of eligible employees are eligible to receive discretionary profit-sharing contributions:

▪Non-bargaining unit employees hired on or after January 1, 2005;
▪Certain employees who transferred from a bargaining unit to a non-bargaining unit position on or after January 1, 2005;
▪Employees represented by Local 304 of the International Brotherhood of Electrical Workers who were hired on or after July 1, 2010;
▪Employees represented by Locals 12561, 13417, and 14228 of the United Steelworkers who were hired on or after December 15, 2011; and

▪Certain other employees who timely and properly irrevocably elected to terminate participation in the ONE Gas, Inc. Retirement Plan in order to become eligible for the profit-sharing contributions.

In all cases, employees hired on a temporary basis and interns (to the extent they may otherwise become eligible under the Plan as a long-term part time employee) are only eligible to participate in profit-sharing contributions upon completion of one year of service. In addition, in all cases, any employee who is eligible to continue to be eligible to participate in the ONE Gas, Inc. Retirement Plan is not eligible to participate in the Plan for purposes of profit-sharing contributions.

The Company may, and generally expects to, make a discretionary profit-sharing contribution to the Plan each calendar quarter that would result in an allocation to each eligible employee participant’s Plan account equal to one percent of the participant’s eligible compensation for that quarter. A participant must be actively employed on the last day of the calendar quarter to qualify for the contribution, unless the participant terminates employment during the quarterly period due to death, becoming totally disabled (as determined by the Social Security Administration), or retirement. The Company may also elect to make an additional discretionary contribution to the Plan at year-end. Participants must be actively employed on December 31st to receive the annual discretionary contribution, if any, unless the participant terminated employment during the Plan year due to death, becoming totally disabled (as determined by the Social Security Administration), or retirement. Retirement for the purposes of any profit-sharing contribution is defined as termination of employment on or after the age of 50.

The Plan is a defined contribution plan subject to the combined annual IRS contribution limit. There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. For 2024, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s compensation or $69,000. Catch-up contributions are not subject to this contribution limit. IRS Rules also include a limit on the amount of eligible compensation that may be used to calculate contributions under the Plan. For 2024, this annual IRS compensation limit was $345,000. These various IRS limits are indexed and may be adjusted periodically by the IRS.

(c)    Participant Accounts

Participants have the right to direct the investment of their account balances, including their contributions, deferrals and the Company’s matching and profit-sharing contributions. If no investment option is elected by a participant, contributions and deferrals to the participant’s account are invested in the Plan’s qualified default investment alternative, which is currently the American Funds Target Date Retirement Fund maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balance, contributions, and deferrals to more than one option. However, the minimum investment that can be directed to any one option is one percent, and whole increments of one percent must be used.

Participants generally may direct the sale or other disposition of securities in their account and may change their investment elections with Fidelity Management Trust Company (the “Plan Trustee”) on a daily basis, except certain limits may apply for transactions involving ONE Gas common stock for officers, directors and employees designated as “ONE Gas Insiders” during scheduled suspension periods at the end of each calendar quarter until the third business day after the Company’s release of earnings information, or during other designated suspension periods. ONE Gas Insiders must obtain approval of all trading activity that involves ONE Gas common stock in the participant’s Plan account prior to the execution of the transaction. Neither the Plan, Company, Plan Administrator, Sponsor Committee, nor the Plan Trustee guarantees the value of the investments, nor do they indemnify any participant against any loss that may result from such investments. The Plan is not protected or insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The Plan has a 20 percent limitation on investments in ONE Gas common stock with respect to future employee and employer contributions, including any Company matching and profit-sharing contributions. The Plan Administrator periodically reviews and generally prohibits investment (through future employee and employer contributions) in ONE Gas common stock if upon review the participant’s investment in ONE Gas common stock exceeds 20 percent of the participant’s total account balance. To the extent this limit applies, amounts that would have been invested in ONE Gas common stock are redirected to the Plan’s qualified default investment alternative, unless (and until) the participant elects otherwise. Finally, the Plan generally limits exchanges into ONE Gas common stock, as well as rollovers into the Plan into ONE Gas common stock, if a participant’s account balance invested in ONE Gas common stock exceeds 20 percent or would exceed 20 percent as a result of the transaction (with the exception of exchanges out of ONEOK, Inc. common stock into the Invesco Short-term

Investments Trust Government & Agency Portfolio fund — or another conduit fund designated by the Plan Administrator — and into ONE Gas common stock). Dividends from ONE Gas common stock can be used to purchase ONE Gas common stock, regardless of whether the participant’s investment in ONE Gas common stock exceeds 20 percent of the participant’s account balance.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for the purchase or sale of ONE Gas common stock is 2.9 cents per share.

For participants who have ONE Gas common stock as an investment in the Plan, any dividends paid on ONE Gas common stock are credited to the participant’s Plan account and are distributed or reinvested according to each participant’s election. However, such participants may elect to receive cash payments for dividends paid on that common stock. The election choices for dividends paid on ONE Gas common stock, as applicable, are:

1.If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, the participant may receive a distribution in cash for all of the dividend;
2.If the quarterly dividend is $100 or more, the participant may receive a distribution in cash for all of the dividend;
3.If the quarterly dividend is over $200 or more, the participant may receive a distribution for 50 percent of the dividend to be distributed in cash and to have 50 percent of the dividend reinvested in ONE Gas common stock in the participant’s Plan account; or
4.The participant may have 100 percent of the dividend reinvested in ONE Gas common stock in the participant’s Plan account. This is the default election.

Dividends reinvested are considered earnings. Dividends distributed in cash constitute additional income for federal and state, if applicable, income tax purposes and are included in each participant’s gross taxable income in the year distributed.

Certain mutual fund companies and investment options have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Sales to fund distributions to Plan participants and purchases from contributions are not subject to these restrictions.

(d)    Vesting

All contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)    Participant Loans, Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed the lesser of:

1.$50,000 reduced by the excess (if any) of the highest outstanding loan balance during the one-year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or
2. 50 percent of the account balance of the participant, excluding amounts from which loans may not be made.

Participant loans are reflected as notes receivable from participants in the Statements of Net Assets Available for Benefits. The Plan allows a participant up to two loans per account at any time. Participant loans may not be made from Roth 401(k) contributions, Roth rollover contributions or profit-sharing contributions, and not from any earnings on these amounts. In addition, any portion of the Plan account invested in ONE Gas, Inc. common stock and/or ONEOK, Inc. common stock, is not eligible for a Plan loan.

The participant loans have a repayment schedule of no less than 12 months and no more than 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate provided by Reuters the first day of the month when requested. The interest rate remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2024, ranged from 3.25 percent to 8.50 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:

•A Plan participant may withdraw all or part (with a $500 minimum) of the participant’s after-tax contributions for any reason. Upon a withdrawal of after-tax contributions, if a participant has not attained age 59½ and completed 5 years of Plan participation, there is a six-month suspension of Company matching contributions on contributions (pre-tax, after-tax, and Roth) made by the participant to the Plan. This after-tax withdrawal right does not apply to Roth 401(k) contributions, Roth rollover contributions, and related earnings.
•In-service withdrawals are permitted when participants reach age 59½ and have completed five years of Plan participation. However, Roth 401(k) contributions, Roth rollover contributions, profit-sharing contributions and related earnings are not eligible for such in-service withdrawals.
•Former Western Resources, Inc. employees have certain grandfathered withdrawal options based on their account balances as of January 11, 1999.
•If a participant becomes totally disabled (as determined by the Social Security Administration) prior to severance from employment, the participant may withdraw all or part of the participant’s profit-sharing contributions.

Hardship withdrawals (with a $500 minimum) from elective deferrals (including Roth 401(k) and Roth rollover contributions), plus earnings on the elective deferrals, in a participant’s account are allowed after a participant has exhausted all other currently available distributions under the Plan and all other plans of deferred compensation maintained by the Company and submitted an application to the Plan Administrator showing current proof of qualifying hardship.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:
1.The participant retires or otherwise terminates employment with the Company, for any reason;
2.The participant dies;
3.The Plan is terminated; or
4.The Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification), but subject to any applicable legal requirements or restricted that limit such distribution right.

If a participant retires or otherwise terminates employment with the Company (other than due to death) and the total account balance is more than $7,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (“IRA”), receive a single lump-sum payment or take partial withdrawals from the Plan as soon as administratively possible after separating service from the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains their required minimum distribution age, at which time a required minimum distribution from the account must be made each year. The required minimum distribution age is 75 for those with a birth date of 1960 or later, age 73 for those with a birth date 1951 through 1959, age 72 for those with a birth date after June 30, 1949 and before January 1, 1951, and 70½ for those with a birth date before July 1, 1949.

If the participant’s account balance does not exceed $7,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA or requests a lump sum distribution. If the participant does not request a distribution and the account balance is less than $1,000 (or less than $7,000 if the participant has attained Normal Retirement Age), a lump-sum cash payment will be made. If a participant has not reached Normal Retirement Age and if a distribution is not requested and the balance is between $1,000 and $7,000, the account balance will be transferred to an IRA established on behalf of the participant.

If a participant dies before their Plan benefits are distributed, and their total account balance does not exceed $5,000, the Plan generally provides that the participant’s beneficiary will receive a single lump sum as soon as administratively practicable. If a participant dies and their total account balance exceeds $5,000, the participant’s beneficiary may elect to receive the account balance in a single lump sum or partial withdrawals, or may defer the distribution, subject to the applicable required minimum distribution rules for a beneficiary.

Any interests in ONE Gas company stock and/or ONEOK, Inc. company stock held in the participant’s account will be distributed in-kind if (and to the extent) the participant so requests, otherwise, cash will be paid in an amount equal to the value of the participant’s investments at the time of distribution, as determined by the Plan Trustee.

If a participant receives a distribution from the Plan (except for a hardship withdrawal), the IRS generally requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10 percent tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½ or separates from the Company after attainment of age 55. The Plan does not withhold the additional 10 percent tax when a participant takes a distribution. Participants are responsible for calculating and paying the required amount of tax.

(f)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account, subject to the successor plan rules.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)    Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, were used to value the investments included in the ONE Gas, Inc. 401(k) Plan Trust (the “Trust”) at December 31, 2024 and 2023. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment. This activity is reflected in investment income on the accompanying Statement of Changes in Net Assets Available for Benefits.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(c)    Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee are paid by the Company or the Plan as provided by the plan document, except for costs paid by the participant, which include overnight mailing fees, fees for non-hardship in-service withdrawals, loan fees, qualified domestic relations order fees, brokerage commissions, Securities and Exchange Commission fees, investment fund fees and expenses, investment management fees, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account. Rebates, if any, received from the investment funds are allocated to the participants’ accounts. The Company did not seek reimbursement from the Plan for any fees or expenses paid by the Company for the year ended December 31, 2024.

(d)    Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)    Income Taxes

The Plan is intended in all respects to be a qualified plan under the Internal Revenue Code of 1986, as amended (the “Code”). The Plan received a favorable determination letter from the IRS dated November 3, 2017, stating that the Plan document, as amended and submitted, was in compliance with the applicable requirements of the Code.

The Plan is amended periodically to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the Company and/or the Sponsor Committee. The Plan was most recently amended on August 5, 2024, effective in part as of January 1, 2024 and January 1, 2025. The Company believes that the Plan, as amended, remains in documentary compliance with the tax qualification requirements of the Code.

(f)    Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)    Fair Value of Plan Assets

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.
•Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, these inputs are derived principally from or corroborated by observable market data; and
•Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include the Plan’s own internal data.

At December 31, 2024 and 2023, all assets were held in the Trust. See Note 3 for discussion of recurring fair value measurements of the Trust.

(3)    Investments

The following table sets forth the recurring fair value measurements for each level within the fair value hierarchy at December 31, 2024 and 2023:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$29,371	$—	$—	$29,371
Mutual funds	736,897	—	—	736,897
Common stock of ONE Gas, Inc.	65,689	—	—	65,689
Common stock of ONEOK, Inc.	104,926	—	—	104,926
Total investments	$936,883	$—	$—	$936,883

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$25,933	$—	$—	$25,933
Mutual funds	659,261	—	—	659,261
Common stock of ONE Gas, Inc.	62,625	—	—	62,625
Common stock of ONEOK, Inc.	85,626	—	—	85,626
Total investments	$833,445	$—	$—	$833,445

The common stock of the ONEOK, Inc. investment option within the Plan and Trust is frozen to participants, and no participant or Company contributions may be invested in this investment option. In addition, the Plan restricts exchanges into ONEOK, Inc. common stock. Any dividends received from ONEOK, Inc. common stock are reinvested based on the participant’s current allocation of investment elections in the Plan.

(4)    Party-in-Interest Transactions

Party-in-interest transactions include, but are not limited to, those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons. Transactions for the Trust are managed by the Plan Trustee, and Fidelity Investments Institutional Operations Company (“Fidelity Investments”), the Plan’s record keeper, and therefore transactions with the Plan Trustee and Fidelity Investments qualify as party-in-interest transactions. Participant loan transactions also qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

ONE Gas, Inc. 401(k) Plan
EIN 46-3561936 PLN 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
(In thousands)

(a)	(b)	(c)	(d)	(e)
Party-in- Interest Identification	Identity of Issuer Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

	Federated Hermes Government Obligations Fund	Money Market Fund		$25,229
	Invesco Short-Term Investments Trust Government & Agency Portfolio Institutional Class	Money Market Fund		4,142
	American Funds 2010 Target Date Retirement Fund Class R6	Mutual Fund		5,265
	American Funds 2015 Target Date Retirement Fund Class R6	Mutual Fund		3,992
	American Funds 2020 Target Date Retirement Fund Class R6	Mutual Fund		13,615
	American Funds 2025 Target Date Retirement Fund Class R6	Mutual Fund		35,922
	American Funds 2030 Target Date Retirement Fund Class R6	Mutual Fund		36,008
	American Funds 2035 Target Date Retirement Fund Class R6	Mutual Fund		47,486
	American Funds 2040 Target Date Retirement Fund Class R6	Mutual Fund		47,186
	American Funds 2045 Target Date Retirement Fund Class R6	Mutual Fund		48,524
	American Funds 2050 Target Date Retirement Fund Class R6	Mutual Fund		56,180
	American Funds 2055 Target Date Retirement Fund Class R6	Mutual Fund		49,942
	American Funds 2060 Target Date Retirement Fund Class R6	Mutual Fund		18,871
	American Funds 2065 Target Date Retirement Fund Class R6	Mutual Fund		6,464
	Eaton Vance Atlanta Capital SMID-Cap Fund Class R6	Mutual Fund		5,249
	American Funds American Mutual Fund Class R5E	Mutual Fund		27,590
*	Fidelity Balanced	Mutual Fund		27,767
	Vanguard Primecap Fund Admiral Share	Mutual Fund		80,371
	JPMorgan Large Cap Growth Fund Class R6	Mutual Fund		78,614
	Macquarie Small Cap Value Fund Institutional Class	Mutual Fund		3,593
	MFS International Diversification Fund Class R3	Mutual Fund		17,147
*	Fidelity U.S. Bond Index Fund	Mutual Fund		2,919
*	Fidelity 500 Index Fund	Mutual Fund		74,527
*	Fidelity Global ex U.S. Index Fund	Mutual Fund		2,068
*	Fidelity Mid Cap Index Fund	Mutual Fund		3,097
*	Fidelity Small Cap Index Fund	Mutual Fund		1,163
	JPMorgan Small Cap Equity Fund Class R5	Mutual Fund		28,212
	Loomis Sayles Investment Grade Bond Fund Class A	Mutual Fund		15,125
*	ONE Gas, Inc.	Common Stock		65,689
	ONEOK, Inc.	Common Stock		104,926
*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 8.50% and various maturity dates occurring through December 2034		21,587
				$958,470
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONE Gas, Inc. 401(k) Plan

Date: June 26, 2025	By:	/s/ Christopher P. Sighinolfi
Christopher P. Sighinolfi
Chair of the ONE Gas, Inc. Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm